CrowdCheck Law LLP

700 12 Street, Suite 700

Washington DC 20005

Jonathan Burr and Jim Lopez

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

March 31, 2021

Re:	StartEngine Real Estate REIT 1 LLC
Offering Statement on Form 1-A
February 22, 2021
File No. 024-11465

Dear Mr. Burr and Mr. Lopez:

We acknowledge receipt of comments in your letter of March 22, 2021 regarding the Offering Statement on Form 1-A of StartEngine Real Estate REIT 1 LLC (the “Company”). We appreciate your thoughtful attention to the Company’s Offering Statement. We have set out our responses to the Staff’s comments below.

Offering Statement on Form 1-A filed February 22, 2021

Cover Page

1.	We note the statements on pages 59 and 94 regarding circumstances where investors can request redemption. Please revise the cover page risk factor bullet points and where appropriate to clarify, if true, that you do not have a traditional redemption plan. We note the eighth bullet point on page 3. Given the lack of certainty regarding the ability to sell on the ATS at a desired price or any price at all, please revise to clarify that you will not provide investors with any liquidity option, like a redemption program.

The Company revised the language on page 3 as requested.

Questions and Answers, page 8

2.	We note the second Q&A on page 9 regarding the lack of distribution fees being "a significant savings in upfront expenses as compared to a traditional, non-traded REIT." Please revise to quantify the approximate, aggregate maximum fees to be paid to the manager and affiliates for organizing, offering, asset management, acquisition, services and related out-of-pocket and other reimbursements. Advise us if organization and offering costs and other fees could cause the net asset value to be less than $10.00 per share.

The Company revised the language on page 9. The Company notes that certain fees payable to the managers for ongoing expenses are unquantifiable at this time, including management distributions. With respect to the net asset value, in theory it is possible for the organization and offering costs to be reduce the net asset value to less than $10.00 per share.

Summary, page 16

3.	Please revise the graphic on page 17 to clarify control and share ownership (e.g., wholly owned subsidiaries) of the entities, as well as which entities will acquire and manage assets. Please also advise us whether you have an arrangement with and materially rely on the affiliated ATS.

The Company has revised the graphic as requested on page 17. With respect to the ATS, there have been no binding agreements between the Company and the ATS. However, the Company notes, that the ATS is run by an affiliate of the Administrative Manager and the Company expects to be on its affiliated ATS. The Company notes that its operations will not materially rely on a quotation on its affiliated ATS, and it may consider other avenues to gain liquidity for its shareholder should that avenue not be available, as discussed under “Summary – About Start Engine Secondary”.

Risk Factors, page 27

4.	We note that your subscription agreement includes a jury trial waiver provision that applies to the federal securities laws. Please add a risk factor that discusses the risks of the provision and the impact it may have on shareholders. In this regard, please also add a risk factor and other disclosure that discusses the waiver of Section 18-305 rights provision in your subscription agreement.

The Company has removed the jury waiver provision. The Company has added a risk factor on page 55 regarding the wavier of Section 18-305, as requested by the Staff.

Distributions, page 74

5.	Please revise or advise us of the basis for the 6% return.

The Company has revised the disclosure on page 74.

Escrow Account, page 131

6.	We note that proceeds of the offering will be placed into an escrow account until the minimum offering amount has been reached. Please revise your offering statement to clearly disclose the minimum offering amount and the date the offering will terminate if the minimum is not reached. In this regard, we note that you may terminate the offering at any time for any reason. It appears that your disclosure does not indicate that funds will promptly be returned to investors if the minimum is not met. Please provide your analysis as to how this complies with Exchange Act Rule 15c2-4 and Rule 10b-9 or revise.

The Company has revised the disclosure on the cover and on page 131.

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Form of Subscription Agreement, page A-1

7.	We note that Section 9.7 of your subscription agreement includes a fee shifting provision. Please provide a description of this provision, discuss the types of actions subject to fee shifting, including whether the company intends to apply the provision to claims under the federal securities laws, the level of recovery required by the plaintiff to avoid payment, who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

The Company has removed Section 9.7 from the subscription agreement.

General

8.	We note your disclosure that your common shares will be offered at $10.00 per share until December 31, 2022 and that, after that date, the price per share will be adjusted at least annually and will be based on your NAV as of the end of the prior period. Please supplementally provide your template for future NAV disclosures.

Please see Appendix A for the template the Company expects to use for future NAV disclosures.

9.	We note your disclosure that you intend for investors to be able to sell their shares through the alternative trading system StartEngine Secondary, which is operated by your affiliate StartEngine Primary LLC. Please advise whether StartEngine Secondary is registered as a national securities exchange (or has been exempted by the Commission from such registration) or is registered as a broker-dealer and operates as an alternative trading system in compliance with Regulation ATS. Additionally, please revise to clarify:

•	The statement on page 131 that your affiliated ATS is “a new entrant to the market.” For example, what operational, business, regulatory or other steps are necessary for ATS to become fully operational and your securities to be "listed" on the ATS?;

•	The arrangements and fees associated with being listed on the ATS; and

•	The procedures and costs associated with trading on the ATS.

The Company has modified its disclosure on pages 19 and 131, and modified the risk factor entitled, “We intend to have our securities quoted on a new alternative trading system (“ATS”), and there can be no assurances that any public market will ever develop; even if developed, trading is likely to be subject to significant price fluctuations” to reflect transaction costs associated with the ATS.

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10.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

The Company acknowledges the Staff’s comment and understands that it is responsible for analyzing how its investments, investment strategy and business model support an exemption from registration under the 1940 Act.

11.	We note the prior performance information in Appendix B, which addresses the approximately $30 million of acquired properties by the Transformation Housing Fund. We also note the statement that Mr. Chesser “and affiliates have deployed over $500 million in 80 properties over 26 years.” Please revise to address all other programs with similar investment objectives.

The Company has modified the disclosure on page 69 to clarify Mr. Chesser’s experience. The Company has reviewed the criteria and in Guide 5 and does not believe that any other programs would require disclosure in Appendix B.

12.	As you may raise substantially less than the total for this offering, please revise Use of Proceeds and Plan of Operation to address such a possibility.

The Company has modified the disclosure on pages 65 and 86.

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If you have additional comments or questions, please feel free to contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc:	Peter McPhun, Securities and Exchange Commission

Shannon Menjivar, Securities and Exchange Commission

Johanna Cronin, Manager of StartEngine Assets LLC

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Appendix A

STARTENGINE REAL ESTATE REIT 1 LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of StartEngine Real Estate REIT 1 LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	our annual net asset value (“NAV”) per common share as of ____, 20; and

•	[our historical share pricing information.]*

*as applicable

Annual Pricing Supplement

As of ______, 20__, our NAV per common share is $____. This NAV per common share shall be effective until updated by us on or about ___, 20__ (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share numbers)	[December 31, 2022]
ASSETS:
Investments, at fair value	$
Real estate properties, at fair value
Loans and debt securities related to real estate, at fair value
Other real estate investments, at fair value
Non-real estate-related investments, at fair value
Cash and cash equivalents
Other assets
Current interest receivable
Total assets

LIABILITIES:
Accounts payable	$
Due to related party
Dividends payable
Settling subscriptions
Total liabilities
NET ASSETS	$
Net assets consist of:
Member’s Equity (10,000 common shares at $10 per share)	$
Net adjustments to fair value		-
Retained earnings
NET ASSETS	$
NET ASSET VALUE PER SHARE, on [_____] shares issued and outstanding [1]	$

[1]	The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on _____, 20__,.

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On _____, 20__, the Company announced that its net asset value per share (“NAV”) as of ____, 20__ is $___ per share of our Common Shares. This NAV per common share shall be effective until on or about ____, 20__, (or as soon as commercially reasonable thereafter) unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets will consist of residential and commercial real estate equity investments and, as with any real estate valuation protocol, any conclusions are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. . The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our real estate assets and investments. In addition, for any given year, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the annual calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction. If we decide to update our NAV between annual updates of NAV, we intend to disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial and residential real estate assets and investments, as determined by our Investment Manager’s asset management team, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, if any, default rates, discount rates and loss severity rates, and (c) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic distributions and (4) estimated accruals of the Company’s operating revenues and expenses, including reserves. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

The per share purchase price of our Common Shares will be $__ per share. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after ____, 20__, unless updated by us prior to that time.

Historical NAV Information

Below is the semi-annual NAV per common share, as determined in accordance with our valuation policies, for each fiscal annual period from ____, 20__ to ____, 20__.

Date	NAV Per Share
____, 20__	$	__
____, 20__	$	__

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